Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS SECOND QUARTER 2022 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – SECOND QUARTER 2022

●	Revenue increased 16.4% (or 9.9% organically) to $467.7 million
●	Adjusted EBITDA was $239.1 million and Adjusted EBITDA margin was 51.1%
●	Loss for the period was $177.5 million
●	Cash from operations was $216.8 million
●	Recurring Levered Free Cash Flow (“RLFCF”) was $87.5 million
●	Capital expenditures were $146.8 million
●	Completed the acquisition of Mobile Telephone Networks Proprietary Limited (“MTN South Africa Acquisition”) comprising 5,691 towers in South Africa on May 31, 2022
●	Raise 2022 revenue guidance by $10.0 million at the mid-point and reiterate 2022 Adjusted EBITDA, RLFCF, and capital expenditures (“capex”) guidance

London, United Kingdom, August 16, 2022. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the second quarter ended June 30, 2022.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We had a solid quarter despite what continues to be a volatile macro-economic environment across the world, seeing continued organic revenue growth in all our markets, although the higher cost of diesel impacted Adjusted EBITDA while RLFCF benefitted from a favorable withholding tax impact and some timing on maintenance capex. Demand continues to track expectations and based on first half results and our expectations for the back half of the year, we are raising our 2022 guidance for revenue by +$10 million at the mid-point and reiterate our guidance for Adjusted EBITDA, RLFCF, and capex.

Including the 5,691 towers we acquired in South Africa, IHS Towers owns 39,052 towers across 11 countries, making us the 3rd largest independent multinational tower company by tower count. This geographic scale helps diversify our revenue stream and also positions us in some of the largest emerging markets in the world by GDP, including Nigeria, Brazil and South Africa.

Separately, we upstreamed $147 million from Nigeria through the second quarter of 2022 and as of June 30 we had approximately $67 million in cash in Nigeria.  While macro-economic pressures continue to impact Nigeria, we believe we continue to be positioned well with a resilient and growing business in the country.

Shifting to our stock liquidity, as you will recall, in May 2022 our Board exercised its right to waive the registered offering requirement for the first block of shares (the “Block A shares”) subject to the lock-up arrangements under our shareholders’ agreement. The block included up to approximately 78.2 million shares which would effectively be available to be sold at the discretion of their holders, subject to applicable securities laws. We will continue to evaluate options that we believe will enhance the value of the company, while at the same time we continue to focus on delivering against our publicly stated fundamental objectives and establishing a track record with investors.

Lastly, regarding Project Green, our team, and I personally, have been busy over the last few months analyzing the various opportunities across many of the countries we operate in to reduce our consumption of diesel and reduce our greenhouse gas emissions by either connecting more sites to the grid, which just a few short years ago was not an option in many locations, or adding more battery and solar solutions. We expect to start investing in Project Green in the second half of this year and when we announce Project Green we expect to raise our 2022 capex guidance. When announced, we intend to highlight the attractiveness of the proposed investment together with longer term greenhouse gas emissions reduction targets. To give you a sense of the financial opportunity, in the second quarter of 2022 we spent $94 million on diesel plus last year we spent approximately $69 million on diesel generator maintenance. Combined, this equates to nearly $450 million of annualized spend and represents the opportunity set from which we will aim to extract savings.”

RESULTS FOR THE SECOND QUARTER 2022

The table below sets forth select unaudited financial results for the quarters ended June 30, 2022 and June 30, 2021:

	Three months ended
	June 30,	June 30,	Y on Y
	2022	2021	Growth
	$’000	$’000%

Revenue	467,683	401,919	16.4
Adjusted EBITDA(1)	239,113	275,006	(13.1)
(Loss)/profit for the period	(177,497)	105,659	n/a
Cash from operations	216,800	190,632	13.7
RLFCF(1)	87,537	173,905	(49.7)

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.

Results for the three months ended June 30, 2022 versus 2021

During the second quarter of 2022, revenue was $467.7 million compared to $401.9 million for the second quarter of 2021, an increase of $65.8 million, or 16.4%. Organic growth was $39.8 million, or 9.9%. Organic growth was driven primarily by escalations, lease amendments, power indexation and foreign exchange resets, as well as new sites and new colocations. Revenue for the second quarter of 2021 included $24.2 million of non-recurring items that impact the comparison between performance in the second quarter of 2021 and 2022. Aggregate inorganic revenue growth was $34.9 million or 8.7% for the second quarter of 2022. The increase in organic revenue in the period was partially offset by negative movements in foreign exchange rates of $8.9 million or 2.2%.

Adjusted EBITDA was $239.1 million for the second quarter of 2022 compared to $275.0 million for the second quarter of 2021. Adjusted EBITDA margin for the second quarter of 2022 was 51.1%. The decrease in Adjusted EBITDA primarily reflects the increase in cost of sales resulting from higher diesel costs in 2022 largely due to the current situation between Russia and Ukraine, partially offset by the increases in revenue discussed above. Adjusted EBITDA for the second quarter of 2021 also included the $24.2 million non-recurring revenue noted above as well as an additional non-recurring $36.5 million net reversal of loss allowance on trade receivables, therefore Adjusted EBITDA for the second quarter of 2021 included a total non-recurring amount of $60.7 million that impacts the comparison between performance in the second quarter of 2021 and 2022.

Loss for the period was $177.5 million for the second quarter of 2022 compared to profit of $105.7 million for the second quarter of 2021. The loss for the period reflects the impact of an increase in net finance costs mainly due to an increase in unrealized foreign exchange losses on financing and the fair value loss on embedded options within the bonds due to the rise in treasury rates since the end of 2021 and market sentiment driven by events such as the current situation between Russia and Ukraine. The loss for the period is also due to an increase in cost of sales, including higher diesel costs and increased administrative expenses associated with being a public company offset by the increase in revenue as discussed above.

Cash from operations and RLFCF for the second quarter of 2022 was $216.8 million and $87.5 million, respectively, compared to $190.6 million and $173.9 million, respectively, for the second quarter of 2021. The increase in cash from operations primarily reflects the aggregate impact of the increase in revenue discussed above partially offset by an increase in cost of sales and administrative expenses and a decrease in net working capital. The decrease in RLFCF is due to the increase in cash from operations described above, offset by the non-recurring item relating to Adjusted EBITDA for the second quarter of 2021 as described above, an increase in interest paid due to a change in timing of bond coupon payments post our November 2021 bond refinance as well as an increase in income taxes paid.

Segment results

Revenue and Segment Adjusted EBITDA:

Revenue and Segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, for each of our reportable segments were as follows:

	Revenue			Adjusted EBITDA
	Three months ended			Three months ended
	June 30,	June 30,		June 30,	June 30,
	2022	2021	Change	2022	2021	Change
	$'000	$'000%		$'000	$'000%

Nigeria	321,125	296,610	8.3	183,698	240,267	(23.6)
Sub-Saharan Africa	94,902	83,940	13.1	52,927	46,048	14.9
Latam	42,780	14,227	200.7	30,904	10,406	197.1
MENA	8,876	7,142	24.3	4,170	3,095	34.7
Other	—	—	—	(32,586)	(24,810)	(31.3)
Total	467,683	401,919	16.4	239,113	275,006	(13.1)

Nigeria

Revenue for our Nigeria segment increased by $24.5 million, or 8.3%, to $321.1 million for the second quarter of 2022, compared to $296.6 million for the second quarter of 2021. Revenue increased organically by $30.9 million, or 10.4%, driven primarily by an increase in escalations, lease amendments, power indexation, and foreign exchange resets. Revenue for the second quarter of 2021 includes $24.2 million of non-recurring items that impact the comparison between performance in the second quarter of 2021 and 2022. The increase in organic revenue was partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $6.4 million or 2.2%. Year on year, within our Nigeria segment, tenants increased by 1,083, including 511 from new sites, offset by 10 churned, while lease amendments increased by 9,062.

Segment Adjusted EBITDA for our Nigeria segment was $183.7 million for the second quarter of 2022 compared to $240.3 million for the second quarter of 2021, a decrease of $56.6 million, or 23.6%. The decrease in Adjusted EBITDA primarily reflects the increase in cost of sales resulting from higher power generation costs of $37.1 million in 2022, partially offset by the increases in revenue discussed above. Adjusted EBITDA for the second quarter of 2021 also included the $24.2 million non-recurring revenue noted above as well as an additional non-recurring $36.5 million reversal in loss allowance of trade receivables, therefore Adjusted EBITDA for the second quarter of 2021 included a total non-recurring amount of $60.7 million that impacts the comparison between performance in the second quarter of 2021 and 2022.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $11.0 million, or 13.1%, to $94.9 million for the second quarter of 2022, compared to $83.9 million for the second quarter of 2021. Revenue increased organically by $3.9 million, or 4.6%, driven primarily by an increase in escalations, new sites and colocation. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $10.7 million or 12.7% from the MTN South Africa Acquisition. The increase in organic revenue in the period was partially offset by the impact of negative movements in foreign exchange rates of $3.6 million or 4.3%. Year on year, within our Sub-Saharan Africa segment, tenants increased by 6,610, including 205 from new sites and 7,017 from the MTN South Africa Acquisition in the second quarter of 2022, partially offset by 806 churned in of which 803 were churned in 2021, while lease amendments increased by 130.

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $52.9 million for the second quarter of 2022 compared to $46.0 million for the second quarter of 2021, an increase of $6.9 million or 14.9%. The increase is primarily due to an increase in aggregate revenue of $11.0 million. This is offset by increases in maintenance, diesel and security costs within cost of sales of $1.4 million, $0.9 million and $1.0 million, respectively, and an increase of administrative expenses included within Segment Adjusted EBITDA of $0.4 million.

Latam

Revenue for our Latam segment increased by $28.6 million, or 200.7%, to $42.8 million for the second quarter of 2022, compared to $14.2 million for the second quarter of 2021. Revenue increased organically by $4.0 million, or 27.9%, driven primarily by an increase in escalations, new sites and colocations. Revenue for our Latam segment also grew inorganically in the period by $23.3 million, or 163.8%, which primarily includes the impact of 2,115 Towers and 2,998 Tenants added through the GTS SP5 acquisition, which closed in first quarter of 2022, as well as revenue from our fiber business, I-Systems. The increase in organic revenue in the period further benefitted from the impact of positive movements in foreign exchange rates of $1.3 million or 9.0%. Year on year, within our Latam segment, tenants increased by 3,969, including 395 from new sites, and 2,998 from our GTS SP5 acquisition in the first quarter of 2022.

Segment Adjusted EBITDA for our Latam segment was $30.9 million for the second quarter of 2022 compared to $10.4 million for the second quarter of 2021, an increase of $20.5 million, or 197.1%. The increase is primarily due to an increase in revenue explained above, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $4.2 million as a result of an increase in tower repairs and maintenance and site rental, and an increase in administrative expenses of $5.2 million mainly as a result of an increase in staff costs.

MENA

Revenue for our MENA segment increased by $1.7 million, or 24.3%, to $8.9 million for the second quarter of 2022, compared to $7.1 million for the second quarter of 2021. Revenue in our MENA segment for the second quarter of 2022, increased organically by $1.0 million or 13.5%, and grew inorganically in the period by $0.9 million, or 12.6%. Year on year, within our MENA segment, tenants increased by 232, including 91 from new sites, and 140 from the closing of the fourth tranche of the Kuwait acquisition.

Segment Adjusted EBITDA for our MENA segment was $4.2 million for the second quarter of 2022 compared to $3.1 million for the second quarter of 2021, an increase of $1.1 million, or 34.7%. The increase is primarily due to an increase in revenue, partially offset by an increase in cost of sales of $0.6 million and an increase in administrative expenses included within Segment Adjusted EBITDA of $0.1 million.

INVESTING ACTIVITIES

During the second quarter of 2022, capital expenditures were $146.8 million compared to $76.0 million for the second quarter of 2021. The increase is primarily driven by the Sub-Saharan Africa segment, including an $11.9 million increase in Cameroon due to a license renewal fee and an $8.8 million increase from South Africa due to refurbishment associated with the recent MTN South Africa Acquisition. The increase was also driven by the Latam and Nigeria segments, with Latam having an increase in fiber business capital expenditures of $15.4 million and an increase of $6.8 million of maintenance capital expenditures due to the acquisition of I-Systems and Nigeria having an increase of $16.2 million and $14.3 million from new site capital expenditure and other capital expenditures, respectively, partially offset by decrease in fiber capital expenditures of $3.5 million.

On November 17, 2021, the Company signed an agreement with MTN South Africa to acquire its tower portfolio, comprising of 5,691 towers and for the provision of power Managed Services to MTN South Africa for over 7,000 additional sites. The portfolio of 5,691 sites currently has a colocation rate of 1.2x. Under the terms of the agreement, MTN South Africa will also provide a multi-year commitment for a portion of its new towers to be built by the Company. The consideration of ZAR6.4 billion (approximately $409.5 million) was on a debt-free and cash-free basis subject to customary post-closing price adjustments. The transaction was financed through a combination of cash on hand and drawing on available facilities. The transaction closed on May 31, 2022. The Group accounted for its acquisition as a business combination under IFRS 3 in the second quarter of 2022.

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of facilities we have entered in to or amended during second quarter of 2022. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2022.

The IHS Côte d’Ivoire S.A. Facility was amended and restated on June 15, 2022 (with effect from June 16, 2022) in order to, among other amendments, extend the termination date to June 2024 and amend the applicable interest rates. The interest rate on the IHS Côte d’Ivoire S.A. euro-denominated tranche was reduced to 3.00% plus EURIBOR and the interest rate on the IHS Côte d’Ivoire S.A. XOF-denominated tranche was reduced to 5.00%.

IHS Holding Limited entered into a $500.0 million bridge facility agreement dated August 10, 2021, or the IHS Holding Bridge Facility. The IHS Holding Bridge Facility is denominated in U.S. dollars and funds borrowed under the IHS Holding Bridge Facility can be applied only toward certain acquisitions listed therein. The credit agreement governing the IHS Holding Bridge Facility contains customary information, undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. The IHS Holding Bridge Facility was set to terminate 12 months from the signing date of the IHS Holding Bridge Facility (being August 10, 2022) but in May 2022, IHS Holding Limited exercised its option to extend the termination date for a period of six months after its original termination date to February 10, 2023 and the total commitments under the facility were reduced by $38.6 million. As of June 30, 2022, $280.0 million of the IHS Holding Bridge Facility was drawn down.

On May 26, 2022, IHS Towers South Africa Proprietary Limited entered into a R3,470 million (approximately $215.1 million) facility agreement. The facility matures in May 2029 and incurs interest at a rate of 2.75% plus 3 months JIBAR. The credit agreement governing the facility contains customary information and negative covenants, as well as requirements for IHS South Africa to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to Adjusted EBITDA ratios and interest coverage ratios. As of June 30, 2022, ZAR 3,400 million (approximately $210.7 million) of this facility has been drawn.

On May 13, 2022, IHS (Nigeria) Limited entered into a credit agreement for NGN10.0 billion (approximately $23.5 million), which we refer to as the IHSN UBA Facility. The IHSN UBA Facility is guaranteed by IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited. The IHSN UBA Facility was issued at a fixed interest rate of 15.0% and will expire in July 2023. As of June 30, 2022, this facility was fully available.

In March, 2022, IHS (Nigeria) Limited entered into a credit agreement for NGN16.1 billion (approximately $37.9 million), which we refer to as the IHSN RMB Facility. The IHSN RMB Facility is guaranteed by IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited. The IHSN RMB Facility was issued at a fixed interest rate of 12.5% and will expire in March 2023. This facility was fully drawn down in April 2022.

On April 18, 2022, IHS Brasil - Cessão de Infraestruturas S.A. entered into a credit agreement for BRL495 million (approximately $94.3 million). It is guaranteed by Skysites Americas S.A., IHS Centennial Brasil Torres de Telecomunicacoes Ltda and IHS SP Locacao de Infraestrutura Ltda and was issued at an interest rate of CDI plus a margin. The facility was to partially fund the GTS SP5 acquisition and was fully drawn down in April 2022. The facility will mature in April 2028.

The Group ended the second quarter of 2022 with $3,741.8 million of total debt and $567.3 million of cash and cash equivalents.

Full Year 2022 Outlook Guidance

The following full year 2022 guidance is based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of August 16, 2022. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s outlook includes the impact of the GTS SP5 acquisition from March 17, 2022 onwards and includes the impact from the MTN South Africa Acquisition from May 31, 2022 onwards, excluding power pass through revenue. Guidance does not include revenue from the newly established Egypt operations.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 15%
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2022 through December 31, 2022 for key currencies: (a) 427 Nigerian Naira; (b) 5.16 Brazilian Real (c) 0.93 Euros (d) 16.54 South African Rand
●	Build-to-suit of circa 1,750 sites of which ~950 sites in Nigeria and ~400 sites in Latam. Note that we have reduced our Build-to-suit expectations in Nigeria from previously ~1,250 and Brazil from previously ~700 due to timing and general market conditions.

Metric	Current Range	Previous Range
Revenue	$1,885M - $1,905M	$1,875M - $1,895M
Adjusted EBITDA (1)	$1,005M - $1,025M	$1,005M - $1,025M
Recurring Levered Free Cash Flow (1)	$310M - $330M	$310M - $330M
Total Capex	$545M - $585M	$545M - $585M

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and RLFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of RLFCF net movement in working capital, other non-operating expenses, and impairment of inventory.

Conference Call

IHS Towers will host a conference call on August 16, 2022 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 664 1960 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call passcode is 634336.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below:

●	Goldman Sachs EMEA Credit and Leverage Finance Conference (London, UK) – September 6, 2022
●	Goldman Sachs 31st Communacopia Conference (San Francisco) – September 15, 2022
●	JP Morgan Emerging Markets Credit Conference (London, UK) – September 20, 2022

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is the largest independent multinational towerco solely focused on the emerging markets. The Company has more than 39,000 towers across its 11 markets:  Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2022, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current situation between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our anticipated fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives including plans to reduce diesel consumption;
●	reliance on third-party contractors or suppliers, including failure or underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;

●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2021.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Three months period		Six months period
	ended		ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Revenue	467,683	401,919	913,815	763,569
Cost of sales	(270,655)	(210,847)	(521,244)	(400,040)
Administrative expenses	(102,852)	(85,206)	(193,414)	(153,247)
Net (loss allowance)/reversal of loss allowance on trade receivables	(668)	36,632	1,800	36,620
Other income	2,967	3,268	4,137	7,056
Operating profit	96,475	145,766	205,094	253,958
Finance income	3,895	67,780	45,667	17,282
Finance costs	(260,897)	(82,589)	(379,914)	(154,621)
(Loss)/profit before income tax	(160,527)	130,957	(129,153)	116,619
Income tax expense	(16,970)	(25,298)	(33,225)	(40,013)
(Loss)/profit for the period	(177,497)	105,659	(162,378)	76,606
(Loss)/profit attributable to:
Owners of the Company	(175,680)	106,027	(159,162)	77,323
Non‑controlling interests	(1,817)	(368)	(3,216)	(717)
(Loss)/profit for the period	(177,497)	105,659	(162,378)	76,606
(Loss)/income per share—basic $	(0.53)	0.36	(0.48)	0.26
(Loss)/income per share—diluted $	(0.53)	0.33	(0.48)	0.24

Other comprehensive income:
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(122,475)	41,611	9,319	16,056
Other comprehensive (loss)/income for the period, net of taxes	(122,475)	41,611	9,319	16,056
Total comprehensive (loss)/income for the period	(299,972)	147,270	(153,059)	92,662

Total comprehensive (loss)/income attributable to:
Owners of the Company	(274,106)	147,594	(160,311)	93,209
Non‑controlling interests	(25,866)	(324)	7,252	(547)
Total comprehensive (loss)/income for the period	(299,972)	147,270	(153,059)	92,662

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT JUNE 30, 2022 AND DECEMBER 31, 2021

	June 30,	December 31,
	2022	2021*
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	2,019,029	1,714,261
Right of use assets	713,721	520,651
Goodwill	954,096	787,665
Other intangible assets	1,207,845	830,439
Fair value through other comprehensive income financial assets	11	11
Deferred income tax assets	8,826	11,064
Derivative financial instrument assets	2,770	165,100
Trade and other receivables	155,752	75,054
	5,062,050	4,104,245
Current assets
Inventories	61,639	42,021
Income tax receivable	666	128
Trade and other receivables	712,719	469,130
Cash and cash equivalents	567,298	916,488
	1,342,322	1,427,767

Total assets	6,404,372	5,532,012
LIABILITIES
Current liabilities
Trade and other payables	617,571	499,432
Provisions for other liabilities and charges	502	343
Derivative financial instrument liabilities	5,328	3,771
Income tax payable	57,348	68,834
Borrowings	595,282	207,619
Lease liabilities	81,824	50,560
	1,357,855	830,559
Non‑current liabilities
Trade and other payables	334	312
Borrowings	2,655,672	2,401,471
Lease liabilities	409,047	325,541
Provisions for other liabilities and charges	122,994	71,598
Deferred income tax liabilities	268,129	163,920
	3,456,176	2,962,842

Total liabilities	4,814,031	3,793,401
EQUITY
Stated capital	5,309,954	5,223,484
Accumulated losses	(3,017,807)	(2,860,205)
Other reserves	(927,301)	(842,911)
Equity attributable to owners of the Company	1,364,846	1,520,368
Non‑controlling interest	225,495	218,243
Total equity	1,590,341	1,738,611
Total liabilities and equity	6,404,372	5,532,012

*re-presented to reflect updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2021	4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	—	—	—	—	611	611
Share‑based payment expense	—	—	4,577	4,577	—	4,577
Total transactions with owners of the company	—	—	4,577	4,577	611	5,188
Profit/(loss) for the period	—	77,323	—	77,323	(717)	76,606
Other comprehensive income	—	—	15,886	15,886	170	16,056
Total comprehensive income/(loss)	—	77,323	15,886	93,209	(547)	92,662
Balance at June 30, 2021	4,530,870	(2,758,067)	(465,042)	1,307,761	14,280	1,322,041

Balance at January 1, 2022 *	5,223,484	(2,860,205)	(842,911)	1,520,368	218,243	1,738,611
Share‑based payment expense	—	—	6,064	6,064	—	6,064
Options converted to shares	86,470	—	(86,470)	—	—	—
Other reclassifications related to share based payment	—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company	86,470	1,560	(83,241)	4,789	—	4,789
Loss for the period	—	(159,162)	—	(159,162)	(3,216)	(162,378)
Other comprehensive income/(loss)	—	—	(1,149)	(1,149)	10,468	9,319
Total comprehensive (loss)/income	—	(159,162)	(1,149)	(160,311)	7,252	(153,059)
Balance at June 30, 2022	5,309,954	(3,017,807)	(927,301)	1,364,846	225,495	1,590,341

*re-presented to reflect updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	216,800	190,632	383,407	392,218
Income taxes paid	(23,903)	(15,049)	(40,002)	(19,386)
Payment for rent	(1,587)	(1,343)	(4,130)	(3,188)
Refund/(payment) for tower and tower equipment decommissioning	4	(240)	142	(249)
Net cash generated from operating activities	191,314	174,000	339,417	369,395

Cash flow from investing activities
Purchase of property, plant and equipment—capital work in progress	(84,665)	(49,975)	(126,215)	(77,245)
Purchase of property, plant and equipment—others	(12,315)	(4,674)	(36,641)	(8,176)
Payment in advance for property, plant and equipment	(37,074)	(21,093)	(87,913)	(84,292)
Purchase of software and licenses	(12,716)	(307)	(13,004)	(557)
Consideration paid on business combinations, net of cash acquired	(409,545)	(101,654)	(726,924)	(178,873)
Proceeds from disposal of property, plant and equipment	761	2,708	854	3,375
Insurance claims received	464	5,269	1,614	11,782
Interest income received	3,888	1,369	7,016	2,352
Deposit of short term deposits	(166,465)	—	(288,065)	—
Refund of short term deposits	100,121	—	151,582	—
Net cash used in investing activities	(617,546)	(168,357)	(1,117,696)	(331,634)

Cash flows from financing activities
Bank loans received	661,114	78,734	715,793	78,734
Bank loans repaid	(33,360)	(48,585)	(70,027)	(60,538)
Fees on loans and derivative instruments	(6,417)	(3,643)	(9,277)	(8,095)
Interest paid	(50,571)	(8,388)	(104,669)	(73,348)
Payment for the principal of lease liabilities	(14,402)	(13,694)	(29,751)	(27,270)
Interest paid for lease liabilities	(9,525)	(9,773)	(16,220)	(14,717)
Initial margin received on non‑deliverable forwards	633	57	6,477	30,665
Initial margin deposited on non‑deliverable forwards	—	—	—	(11,903)
(Losses)/gains received on non‑deliverable forwards	(284)	13,343	(3,025)	40,204
Net generated from/(cash used) in financing activities	547,188	8,051	489,301	(46,268)

Net increase/(decrease) in cash and cash equivalents	120,956	13,694	(288,978)	(8,507)
Cash and cash equivalents at beginning of period	508,609	545,396	916,488	585,416
Effect of movements in exchange rates on cash	(62,267)	(17,446)	(60,212)	(35,265)
Cash and cash equivalents at end of period	567,298	541,644	567,298	541,644

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Recurring Levered Free Cash Flow (“RLFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

We believe RLFCF are useful to investors because they are also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non- discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive RLFCF. RLFCF provides management with a metric through which to measure how the underlying cash generation of the business by further adjusting for expenditures that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.

RLFCF measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an RLFCF-related performance measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present RLFCF to provide investors with a meaningful measure for comparing our cash generation performance to those of other companies, particularly those in our industry.

RLFCF, however, are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing RLFCF as reported by us to RLFCF or similar measures as reported by other companies. RLFCF are unaudited and have not been prepared in accordance with IFRS.

RLFCF are not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider RLFCF as an alternative to cash from operations for the period or other financial measures as determined in accordance with IFRS. RLFCF have limitations as analytical tools, and you should not consider these in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;
●	some of the items that we eliminate in calculating RLFCF reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate RLFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on RLFCF.

Reconciliation from profit/(loss) for the period to Adjusted EBITDA (Unaudited)

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is profit/(loss) for the three months and six months ended June 30, 2022 and 2021:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$'000	$'000	$'000	$'000

(Loss)/income	(177,497)	105,659	(162,378)	76,606
Adjustments:
Income tax expense	16,970	25,298	33,225	40,013
Finance costs(a)	260,897	82,589	379,914	154,621
Finance income(a)	(3,895)	(67,780)	(45,667)	(17,282)
Depreciation and amortization	114,840	94,740	222,680	183,925
Impairment of withholding tax receivables(b)	12,932	17,593	27,717	32,684
Business combination transaction costs	5,679	4,713	14,039	5,948
Net (reversal of impairment)/impairment of property, plant and equipment and prepaid land (c)	(3,514)	2,093	(1,331)	2,813
Net loss/(gain) on disposal of property, plant and equipment	13,617	(1,574)	13,784	(1,538)
Share-based payment expense(d)	2,051	3,491	5,625	4,682
Insurance claims(e)	(466)	(1,614)	(1,616)	(5,402)
Listing costs	—	2,914	—	4,035
Other costs(f)	—	8,153	514	10,193
Other income(g)	(2,501)	(1,269)	(2,521)	(1,269)
Adjusted EBITDA	239,113	275,006	483,985	490,029
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the six months ended June 30, 2022 included professional costs related to SOX implementation. Other costs for the three and six months ended June 30, 2021 related to non-recurring professional costs related to financing and aborted transaction costs.
(g)	Other income for the three and six months ended June 30, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the three and six months ended June 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.

Reconciliation from cash from operations to RLFCF (Unaudited)

The following is a reconciliation of RLFCF to the most directly comparable IFRS measure, which is cash from operations for the three months and six months ended June 30, 2022 and 2021:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$'000	$'000	$'000	$'000

Cash from operations	216,800	190,632	383,407	392,218
Net movement in working capital	22,158	35,539	91,109	46,454
Net (loss allowance)/reversal of loss allowance on trade receivables	(668)	36,632	1,800	36,620
Impairment/(reversal of impairment) of inventory	—	176	(138)	176
Income taxes paid	(23,903)	(15,049)	(40,002)	(19,386)
Withholding tax(a)	(27,837)	(29,992)	(55,981)	(57,842)
Lease and rent payments made	(25,514)	(24,810)	(50,101)	(45,175)
Net interest paid(b)	(46,683)	(7,019)	(97,653)	(70,996)
Business combination transaction costs	5,679	4,713	14,039	5,948
Listing costs	—	2,914	—	4,035
Other costs(c)	—	8,153	514	10,193
Other income(d)	(2,501)	(1,269)	(2,521)	(1,269)
Maintenance capital expenditure(e)	(29,195)	(26,408)	(68,787)	(55,736)
Corporate capital expenditures(f)	(799)	(307)	(1,087)	(557)
RLFCF	87,537	173,905	174,599	244,683

Non-controlling interest	(750)	(520)	(3,769)	(934)
RLFCF excluding non-controlling interest	86,787	173,385	170,830	243,749
(a)	Withholding tax primarily includes amounts withheld by customers and amounts paid on bond interest in Nigeria which is paid to the local tax authority. The amounts withheld by customers may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the six months ended June 30, 2022 included professional costs related to SOX implementation. Other costs for the three and six months ended June 30, 2021 related to non-recurring professional costs related to financing and aborted transaction costs.
(d)	Other income for the three and six months ended June 30, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the three and six months ended June 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(e)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.

(f)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.